UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-31416
NIS GROUP Kabushiki Kaisha
(New York Stock Exchange)

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Shinjuku L-Tower 25F
6-1, Nishi Shinjuku 1-chome
Shinjuku-ku, Tokyo 163-1525
Japan
+81-3-3348-2424

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
American Depository Shares, or ADSs, evidenced by American Depository Receipts, each share of Common Stock represented by two ADSs

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐     17 CFR 240.12d2-2(a)(1)
☐     17 CFR 240.12d2-2(a)(2)
☐     17 CFR 240.12d2-2(a)(3)
☐     17 CFR 240.12d2-2(a)(4)
☐     Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☑     Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, NIS Group Co., Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 25, 2008	By	/s/ Hidetoshi Sawamura	Executive Officer

Date		Name	Title